Mail Stop 3561

June 15, 2007

Edward C. Feintech
Chairman, President and CEO
Smoky Market Foods, Inc.
804 Estates Dr., Suite 100
Aptos, California 95003

> **Re: Smoky Market Foods, Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 16, 2007**
> **File No. 333-143008**

Dear Mr. Feintech:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a summary, which should include a brief factual overview of the key aspects of your business and the offering. Refer to Item 503(a) of Regulation S-B. For example, please include your revenues and net loss for the last audited period and interim stub. Please also disclose that you are in default on your promissory notes and discuss the implications of this default on your business, including the impact it could have on future efforts to raise capital. If you are a development stage company, disclose this fact and, if true, indicate that funds currently available to you will not be sufficient to meet your business plan for the next 12 months. Discuss your need to raise additional capital, and disclose that

you will not receive any proceeds from the resale of the shares being registered here. In addition, disclose the going concern opinion of your certified public accountant. In addition, disclose the fact that you acquired your licenses and business model from Smoky Systems, Inc., and summarize your dependence on Mary Ann's Specialty Foods, Inc. Finally, clarify here and throughout the prospectus that Smoky Systems is an affiliate and the majority shareholder of your common stock.

2. In an appropriate place in the prospectus, provide promoter and control person information required by Item 404(c) of Regulation S-B.

3. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. For example, you reference an "attractive market segment that is waiting to be captured" on pages 29, the "enormous potential" of the RV users on page 30, "delicately Smoke-Bakes" on page 31, "delicious and unmistakably authentic smoked taste that it also light and delicate" on page 31, and "the quality that sets Smoky Market products apart from the competition" on page 32. These are meant as examples and are not all-inclusive.

4. Please provide us with backup supporting the following assertions:
    *   Page 27: "We believe our restaurant concepts to be unique and cost-efficient foodservice systems that greatly mitigate typical operating risks and assure quality consistency in chain operations."
    *   Page 28: "We believe that the retail packaged smoked-food and the barbeque segments of the food industry are considerably under-developed at this time, and that each of the two segments respectively represents a substantial market opportunity."
    *   Page 28: "No restaurant chain or franchise is demonstrating the capability of rapidly growing and sustaining a smoked barbeque restaurant concept on a national level or even a multi-regional level."
    *   Page 29: "[T]he category of fast-casual [is] one of the fastest-growing restaurant segments in the industry."
    *   Page 31: Aaron Allen is "an expert in the foodservices industry who has developed and expanded the operations of some of the best-known restaurant companies."

5. Please provide in the registration statement a basis for the following statements about your competitors. Alternately, delete:
    *   Page 31: "[W]e found that commercial smokehouses used by typical competitor companies to produce smoked meat and fish use hickory dust to create smoke flavor or liquid smoke to penetrate the product for merely a

sensation of smoky taste, with high concentrations of additives and injected liquids (and brining) to make up for cook shrinkage cost or to cure in the smoking process."

- Page 32: "Based upon our review of the nutritional labels of our competitors, we believe Smoky Market brand goods are the most authentic and truly healthful of all commercial smoked meat products currently on the market. Customers may compare the USDA product labels and nutritional panels of Smoky Market retail packages against any commercially produced brand of smoked meat or fish and they will, we believe, see the quality that sets Smoky Market products apart from the competition."

6. Please provide us with the reports cited throughout your registration statement, such as those by Nation's Restaurant News, Fast Casual Dining, Prepared Foods magazine, and your marketing agency referenced on page 28. Also, tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that party should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

7. We note that there is no public market for your common stock. As such, the registration statement must fix the price at which selling shareholders may sell their shares. Please make revisions throughout your prospectus to reflect sales by selling shareholders at a fixed price, including the fee table, cover page, and plan of distribution. Also, furnish the information required by Item 505 of Regulation S-B.

Cover Page

8. Please provide a description of the common shares being offered by categorizing them according to how many are underlying warrants, how many underlying convertible securities, or other. Refer to Item 501(a)(2) of Regulation S-B.

Risk Factors, page 3

9. If true, please add a risk factor to discuss that Smoky Systems, Inc. sought to pursue the same or a substantially similar business model, but was unable to generate significant revenues or profits as a result of its efforts.

10. Please add a risk factor to discuss the Franship program. If true, also discuss the fact that this business concept has not been tested before and discuss the risks of implementing an untested business concept.

11. Please add a risk factor to discuss your goal to establish co-branding relationships. Highlight that the host store will not be required to make any investment and will have virtually no risk, thus leaving you to bear all financial risks associated with the endeavor.

12. If you are a penny stock, please add a risk factor to disclose this fact and discuss the limitation associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

We expect to be dependent on a third party to provide design and marketing, page 7

13. Please revise the heading to more accurately reflect the broad array of functions you expect to engage QMG to handle or assist with. Please also expand your disclosure on page 31 to provide a more detailed discussion of QMG and its current and expected responsibilities in the business section. Also, file any agreements with QMG as exhibits to the registration statement.

Special Note Regarding Forward-Looking Statements, page 11

14. Incorporation by reference is not available to registrants on Part I of Form SB-2. Please revise here and throughout Part I to remove all reference to incorporation by reference.

Directors, Executive Officers, Promoters and Control Persons, page 14

15. Please disclose the percentage of time that Shane Campbell and Dennis Harrison devote to your business. Also, clarify whether Edward Feintech and Toni Adams still serve as executives of Smoky System, Inc., and, if so, disclose what percentage of their time is devoted to your business. Consider adding a risk factor discussing any potential conflicts of interest stemming from these other activities.

Selling Stockholders, page 15

16. It appears from the second sentence of footnote (1) on page 17 that the table may not include all selling shareholders. Please note that the registration statement must identify all shareholders offering shares under this prospectus. Revise your disclosure and footnote (1) as necessary to clarify that all selling shareholders have been identified. Refer to Items 403 and 507 of Regulation S-B.

Convertible Note and Warrant Offering, page 20

17. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).   We note that, despite the lack of a public market for your shares, you were able to determine a market price for your shares in your executive compensation section beginning on page 42.

18. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

19. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the persons identified as selling shareholders]:

  - the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

  - the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

20. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

21. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 18;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 19 and Comment 20.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments [as disclosed in response to Comment 18] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to Comment 19] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

22. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

23. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

24. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

25. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

26. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

27. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Selling Stockholders and affiliates, page 15

28. Through footnote or otherwise, please link the shares that each selling shareholder is registering to a specific private placement listed under Private Placements on page 20 and describe any other material relationship that the selling shareholder has had with you within the past three years. Please ensure that the number of shares is consistent between the two sections. Refer to Item 507 of Regulation S-B.

Convertible Note and Warrant Offering, page 20

29. More clearly explain the convertible note and warrant offering both here and through the prospectus such that it is clear precisely which shares you are registering and that these shares are consistently described throughout the prospectus. In addition, we note that the principal amount of the convertible promissory notes and the term of the warrants differs here from what is described on page II-3. Please revise accordingly.

Independence of Board of Directors and Committees, page 27

30. Please provide information about the transactions between you and First American Bank, as required by Item 404 of Regulation S-B.

Description of Business, page 27

31. Please revise this section to provide more detail and clarity in regards to all material aspects of your business. For example, you state that you are in the process of securing capital to start-up revenue-producing operation and open stores this year, but it is unclear what these financing plans are, if any, and how close you are to securing such funding. Also, while it is appropriate to discuss your aspirations as a business, this should be preceded by a robust description of your current business as it is today. As such, describe current menu items and the manner in which you are distributing them currently before describing your future menu items and future business models. If a three-month test at one location is your only revenue-generating operations to date, then state this fact. In addition, describe what stage of development you are at for each business model or concept you intend to employ, the steps you have taken to date to implement them, their timeline and anticipated costs, and how you intend to fund them. Refer to Section 101 of Regulation S-B.

Kosher & Organic Production, page 32

32. Please remove this section, or advise.

Management's Discussion & Analysis, page 37

33. Please substantially revise this section to provide more detail and clarity. Note that MD&A should not merely repeat or expand upon the description of the business, but should provide a narrative explanation that allows investors to see the company through the eyes of management. In addition to communicating how the numbers have changed within the financial statements it should provide management's perspective and analysis of such changes. Refer to SEC Release No. 33-8350 dated December 19, 2003. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. In addition, include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. See Item 303(a)(1)(i) of Regulation S-B. Disclose also that you are in default on your promissory notes and discuss the implications of this default.

Directors Compensation, page 43

34. Provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table. For example, disclose the number of shares granted to Messrs. Bargfrede and Brune such that they had $5,000 in stock award compensation and explain whether or not this is an annual compensation arrangement. Refer to Item 402(f)(3) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-4817.

Regards,

Joshua Ravitz
Attorney Advisor

cc: Via Facsimile (801-532-7750
        Bryan T. Allen, Esq.